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KT Corporation Index June 30, 2026 and 2025, and December 31, 2025 Page(s) Report on Review of Condensed Separate Interim Financial Statements...….… 1 – 2 Condensed Separate Interim Financial Statements Condensed Separate Interim Statements of Financial Position………………………. 3 – 4 Condensed Separate Interim Statements of Profit or Loss……………………………. 5 Condensed Separate Interim Statements of Comprehensive Income ………………. 6 Condensed Separate Interim Statements of Changes in Equity ……………………… 7 Condensed Separate Interim Statements of Cash Flows………………………………. 8 Notes to the Condensed Separate Interim Financial Statements ……………………. 9 – 53

Report on Review of Condensed Separate Interim Financial Statements (English Translation of a Report Originally Issued in Korean) To the Shareholders and Board of Directors of KT Corporation Reviewed Financial Statements We have reviewed the accompanying condensed separate interim financial statements of KT Corporation (the “Company”). These condensed separate interim financial statements consist of the separate interim statement of financial position of the Company as at June 30, 2026, and the related separate interim statements of profit or loss and comprehensive income for the three-month and six- month periods ended June 30, 2026, and the related separate interim statements of changes in equity and cash flows for the six-month period ended June 30, 2026, and material accounting policy information and other selected explanatory notes, expressed in Korean won. Management's Responsibility for the Financial Statements Management is responsible for the preparation and presentation of these condensed separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error. Auditor's Responsibility Our responsibility is to express a conclusion on these condensed separate interim financial statements based on our review. We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters The separate interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2025, and the separate interim statements of changes in equity and cash flows for the six-month period ended June 30, 2025, presented herein for comparative purposes, were reviewed by Deloitte Anjin LLC whose report dated August 14, 2025. Based on their review, nothing has come to their attention that causes them to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS No.1034 Interim Financial Reporting. The separate statement of financial position as at December 31, 2025, and the separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by Deloitte Anjin LLC who expressed an unqualified opinion on those statements on March 13, 2026. The separate statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited separate statement of financial position as at December 31, 2025. Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. August 14, 2026 Seoul, Korea This report is effective as of August 14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation Condensed Separate Interim Statements of Financial Position As at June 30, 2026 and December 31, 2025 (in millions of Korean won) Notes Assets Current assets Cash and cash equivalents 4,28 ₩ 1,210,361 ₩ 1,585,921 Trade and other receivables, net 4,5,28 2,906,418 2,915,727 Other financial assets 4,6,28 378,758 223,007 Inventories, net 7 270,711 94,282 Other current assets 8 2,415,692 2,393,578 Total current assets 7,181,940 7,212,515 Non-current assets Trade and other receivables, net 4,5,28 395,318 362,919 Other financial assets 4,6,28 3,556,287 2,684,482 Property and equipment, net 9 10,402,139 10,932,344 Right-of-use assets 16 779,732 812,243 Investment properties, net 9 1,167,552 1,123,857 Intangible assets, net 9 1,173,843 843,157 10 4,826,783 4,821,010 Other non-current assets 8 960,955 885,060 Total non-current assets 23,262,609 22,465,072 Total assets ₩ 30,444,549 ₩ 29,677,587 June 30, 2026 December 31, 2025 Investments in subsidiaries, associates and joint ventures

KT Corporation Condensed Separate Interim Statements of Financial Position As at June 30, 2026 and December 31, 2025 (in millions of Korean won) Notes Liabilities Current liabilities Trade and other payables 4,11,28 ₩ 3,972,615 ₩ 4,321,805 Borrowings 4,12,28 2,279,708 1,323,792 Other financial liabilities 4,6,28 12,101 10,359 Current tax liabilities 169,541 152,599 Provisions 13 251,907 295,369 Deferred income 19 52,891 51,027 Other current liabilities 4,8,16 672,454 707,342 Total current liabilities 7,411,217 6,862,293 Non-current liabilities Trade and other payables 4,11,28 450,023 207,070 Borrowings 4,12,28 4,724,956 5,744,913 Other financial liabilities 4,6,28 239 13,862 Net defined benefit liabilities 14 86,533 27,160 Provisions 13 89,585 90,210 Deferred income 19 119,689 128,241 Deferred tax liabilities 1,139,667 925,355 Other non-current liabilities 4,8,16 422,455 451,923 Total non-current liabilities 7,033,147 7,588,734 Total liabilities 14,444,364 14,451,027 Equity Share capital 1,564,499 1,564,499 Share premium 1,440,258 1,440,258 Retained earnings 17 12,555,826 12,219,860 Accumulated other comprehensive income 1,227,437 636,965 Other components of equity 18 (787,835) (635,022) Total equity 16,000,185 15,226,560 Total liabilities and equity ₩ 30,444,549 ₩ 29,677,587 - - The above separate interim statements of financial position should be read in conjunction with the accompanying notes. June 30, 2026 December 31, 2025

(in millions of Korean won, except per share amounts) Notes Operating revenue 19 ₩ 4,523,419 ₩ 9,358,050 ₩ 4,772,823 ₩ 9,454,830 Operating expenses 20 4,134,470 8,655,173 4,304,088 8,585,981 Operating profit 388,949 702,877 468,735 868,849 Other income 21 73,709 210,356 13,595 78,189 Other expenses 21 97,846 146,089 22,965 50,554 Finance income 22 150,400 388,442 309,958 397,851 Finance costs 22 135,331 360,435 346,892 423,583 379,881 795,151 422,431 870,752 Income tax expense 23 94,692 169,941 64,365 147,309 ₩ 285,189 ₩ 625,210 ₩ 358,066 ₩ 723,443 Earnings per share Basic earnings per share 24 ₩ 1,187 ₩ 2,598 ₩ 1,469 ₩ 2,956 Diluted earnings per share 24 1,187 2,597 1,468 2,955 KT Corporation Condensed Separate Interim Statements of Profit or Loss For the three-month and six-month periods ended June 30, 2026 and 2025 Three-Month and Six-Month Periods Ended June 30 2026 2025 Three-month Six-month Three-month Six-month Profit before income tax Profit for the period The above separate Interim statements of profit or loss should be read in conjunction with the accompanying notes.

Condensed Separate Interim Statements of Comprehensive Income For the three-month and six-month periods ended June 30, 2026 and 2025 (In millions of Korean won) Notes Profit for the period ₩ 285,189 ₩ 625,210 ₩ 358,066 ₩ 723,443 Other comprehensive income (loss) Items that will not be reclassified to profit or loss: Remeasurements of net defined benefit liability 14 (2,950) (4,827) (791) 3,819 265,902 589,469 153,432 148,000 Items that are or may be subsequently reclassified to profit or loss: Valuation gains (losses) on cash flow hedges 6 37,375 162,337 (181,012) (167,131) (40,590) (157,139) 182,738 184,068 Other comprehensive income for the period, net of tax 259,737 589,840 154,367 168,756 Total comprehensive income for the period ₩ 544,926 ₩ 1,215,050 ₩ 512,433 ₩ 892,199 KT Corporation Three-Month and Six-Month Periods Ended June 30 2026 2025 Three-month Six-month Three-month Six-month Valuation gains on equity instruments at fair value through other comprehensive income Other comprehensive income (loss) from cash flow hedges reclassified to profit or loss The above separate Interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2026 and 2025

(in millions of Korean won)

	Notes	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income	Other components of equity	Total
Balance at January 1, 2025		₩ 1,564,499	₩ 1,440,258	₩ 11,717,929	₩ 86,478	₩ (389,024)	₩ 14,420,140
Comprehensive income							
Profit for the year		-	-	723,443	-	-	723,443
Valuation gains (losses) on financial assets at fair value through other comprehensive income	6	-	-	(18,904)	166,904	-	148,000
Remeasurements of net defined benefit liabilities	14	-	-	3,819	-	-	3,819
Valuation gain on cash flow hedge	6	-	-	-	16,937	-	16,937
Total comprehensive income for the year		-	-	708,358	183,841	-	892,199
Transactions with equity holders							-
Dividends paid		-	-	(122,836)	-	-	(122,836)
Interim Dividends paid		-	-	(146,984)	-	-	(146,984)
Appropriation of retained earnings related to loss on disposal of treasury stock	18	-	-	(57)	-	57	-
Acquisition of treasury stock		-	-	-	-	(199,374)	(199,374)
Disposal of treasury stock		-	-	-	-	4,075	4,075
Others		-	-	-	-	(4,127)	(4,127)
Balance at June 30, 2025		₩ 1,564,499	₩ 1,440,258	₩ 12,156,410	₩ 270,319	₩ (588,393)	₩ 14,843,093
Balance at January 1, 2026		₩ 1,564,499	₩ 1,440,258	₩ 12,219,860	₩ 636,965	₩ (635,022)	15,226,560
Comprehensive income							
Profit for the year		-	-	625,210	-	-	625,210
Valuation gains(losses) on financial assets at fair value through other comprehensive income	6	-	-	4,195	585,274	-	589,469
Remeasurements of net defined benefit liabilities	14	-	-	(4,827)	-	-	(4,827)
Valuation gain on cash flow hedge	6	-	-	-	5,198	-	5,198
Total comprehensive income for the year		-	-	624,578	590,472	-	1,215,050
Transactions with equity holders							
Dividends paid		-	-	(144,658)	-	-	(144,658)
Interim Dividends paid		-	-	(143,863)	-	-	(143,863)
Appropriation of retained earnings related to loss on disposal of treasury stock	18	-	-	(91)	-	91	-
Acquisition of treasury stock		-	-	-	-	(153,560)	(153,560)
Disposal of treasury stock		-	-	-	-	4,716	4,716
Others		-	-	-	-	(4,060)	(4,060)
Balance at June 30, 2026		₩ 1,564,499	₩ 1,440,258	₩ 12,555,826	₩ 1,227,437	₩ (787,835)	₩ 16,000,185

The above separate Interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation Condensed Separate Interim Statements of Cash Flows For the six-month periods ended June 30, 2026 and 2025 (in millions of Korean won) Notes Cash flows from (used in) operating activities Cash generated from operations 25 ₩ 1,821,207 ₩ 2,413,718 Interest paid (115,948) (124,883) Interest received 79,878 83,015 Dividends received 106,476 64,579 Income tax paid (93,481) (27,769) Cash flows from operating activities 1,798,132 2,408,660 Cash flows from (used in) investing activities Collection of loans 14,272 17,621 Disposal of financial instruments at amortized cost 30,000 - Disposal of financial assets at fair value through profit or loss 12,290 5,493 Disposal of financial assets at fair value through other comprehensive income Disposal of investments in subsidiaries, associates and joint ventures 4,807 34,176 Disposal of property and equipment 22,559 29,591 Disposal of intangible assets 37 3,002 Disposal of right-of-use assets 324 398 Loans granted (5,242) (8,299) Acquisition of financial instruments at amortized cost (26,440) (626) Acquisition of financial assets at fair value through profit or loss (5,627) (5,411) Acquistion of financial assets at fair value through other comprehensive income (1,400) - Acquisition of investments in subsidiaries, associates and joint ventures (10,580) (5,803) Acquisition of property and equipment (901,346) (1,145,596) Acquisition of intangible assets (414,902) (280,896) Acquisition of right-of-use assets - (53) Cash flows used in investing activities (1,269,563) (1,354,106) Cash flows from (used in) financing activities Proceeds from borrowings 298,951 1,090,657 Dividends paid (288,521) (269,820) Repayments of borrowings (590,247) (1,630,247) Cash outflow under derivatives contracts - (3,724) Acquisition of treasury stock (153,560) (199,374) Decrease in lease liabilities (170,925) (162,441) Cash flows used in financing activities 26 (904,302) (1,174,949) Effect of exchange rate change on cash and cash equivalents 173 (254) Net increase (decrease) in cash and cash equivalents (375,560) (120,649) Cash and cash equivalents Beginning of the period 1,585,921 1,540,570 End of the period ₩ 1,210,361 ₩ 1,419,921 The above Interim separate statements of cash flows should be read in conjunction with the accompanying notes. 2026 2025 11,685 2,297

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 9 1. General Information KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea. On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea. On December 23, 1998, the Company’s shares were listed on the Korea Exchange. On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-owned shares, were issued on the New York Stock Exchange. In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at June 30, 2026, the Korean government does not own any shares in the Company.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 10 2. Material Accounting Policies 2.1 Basis of Preparation The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangeul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, reformatted, and translated into English from the original Korean language financial statements. The separate interim financial statements of the Company for the six-month period ended June 30, 2026, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and are separate financial statements in accordance with K-IFRS 1027. In order to understand the interim financial statements, the annual financial statements as at December 31, 2025 prepared in accordance with K-IFRS should be used together. 2.2 Changes in Accounting Policies and Disclosures (1) New and amended standards and interpretations adopted by the Company The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2026. - Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements.  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;  add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and  update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 11 - Annual Improvements to Korean IFRS -Volume 11 Annual Improvements to Korean IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026.  Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter  Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance  Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price  Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’  Korean IFRS 1007 Statement of Cash Flows: Cost method - Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. (2) New and amended standards not yet adopted by the Company The following new and amended accounting standards and interpretations have been issued but are not mandatory for the annual reporting period ending on December 31, 2026.: - Korean IFRS 1118 Presentation and Disclosure in Financial Statements Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements. Korean IFRS 1118 is expected to increase comparability of the financial performance of similar entities by providing users with more useful information for analyzing and comparing the entity’s performance based on the income statement. Korean IFRS 1118 should be first applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, the comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118 as the Company is required to apply the standard retrospectively. When the Company prepares its financial statements by applying Korean IFRS 1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all differences that may arise in the future and may be subject to change based on the results of additional analysis.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 12  Changes in presentation of income statement  Introduction of disclosure of management-defined performance measures  Changes in classification of cash flows The Company is reviewing the impact of the above-listed amendments on the financial statements. 2.3 Accounting Policies The material accounting policies and methods of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2025, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below. 2.3.1 Income Tax Expense Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period. The Company is subject to Pillar Two income taxes and has reviewed the impact on the financial statements. As a result of this assessment, no Pillar Two current tax expense is recognized for the current period, and the exception to the recognition and disclosure of deferred taxes has been applied. 3. Critical Accounting Estimates and Assumptions The preparation of financial statements requires the Company to make estimates and assumptions about the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 13 4. Financial Instruments by Category Financial instruments by category as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 Financial assets Financial assets at amortized cost Financial assets at FVTPL Financial assets at FVOCI Derivatives used for hedging Total Cash and cash equivalents ₩ 1,210,361 - - - 1,210,361 Trade and other receivables 3,200,751 - 100,985 - 3,301,736 Other financial assets 107,128 369,557 2,935,218 523,142 3,935,045 (in millions of Korean won) June 30, 2026 Financial liabilities Financial liabilities at amortized cost Financial liabilities at FVTPL Derivatives used for hedging Others Total Trade and other payables1 ₩ 4,162,042 - - - 4,162,042 Borrowings 7,004,664 - - - 7,004,664 Other financial liabilities - 10,359 1,981 - 12,340 Lease liabilities - - - 656,157 656,157 1 Amounts related to employee benefit plans are excluded in Trade and other payables. (in millions of Korean won) December 31, 2025 Financial assets Financial assets at amortized cost Financial assets at FVTPL Financial assets at FVOCI Derivatives used for hedging Total Cash and cash equivalents ₩ 1,585,921 - - - 1,585,921 Trade and other receivables 3,171,002 - 107,644 - 3,278,646 Other financial assets 110,465 344,938 2,139,753 312,333 2,907,489 (in millions of Korean won) December 31, 2025 Financial liabilities Financial liabilities at amortized cost Financial liabilities at FVTPL Derivatives used for hedging Others Total Trade and other payables1 ₩ 4,328,561 - - - 4,328,561 Borrowings 7,068,705 - - - 7,068,705 Other financial liabilities - 10,359 13,862 - 24,221 Lease liabilities - - - 685,732 685,732 1 Amounts related to employee benefit plans are excluded in Trade and other payables.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 14 5. Trade and Other Receivables (1) Trade and other receivables as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 Total amounts Provision for impairment Present value discount Carrying amount Current assets Trade receivables ₩ 2,891,837 (298,888) (8,085) 2,584,864 Other receivables 360,607 (37,717) (1,336) 321,554 Total ₩ 3,252,444 (336,605) (9,421) 2,906,418 Non-current assets Trade receivables ₩ 278,197 (927) (16,186) 261,084 Other receivables 142,053 (245) (7,574) 134,234 Total ₩ 420,250 (1,172) (23,760) 395,318 (in millions of Korean won) December 31, 2025 Total amounts Provision for impairment Present value discount Carrying amount Current assets Trade receivables ₩ 2,846,416 (297,704) (7,772) 2,540,940 Other receivables 413,486 (36,143) (2,556) 374,787 Total ₩ 3,259,902 (333,847) (10,328) 2,915,727 Non-current assets Trade receivables ₩ 276,633 (928) (14,078) 261,627 Other receivables 107,804 (309) (6,203) 101,292 Total ₩ 384,437 (1,237) (20,281) 362,919

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 15 (2) Details of other receivables as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Loans ₩ 23,708 32,721 Receivables 269,272 278,288 Accrued income 1,696 1,234 Refundable deposits 199,074 200,288 Less: Provision for impairment (37,962) (36,452) Total ₩ 455,788 476,079 (3) The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2026. (4) The Company classifies a certain portion of the trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract. 6. Other Financial Assets and Liabilities (1) Details of other financial assets and liabilities as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Other financial assets Financial assets at amortized cost 1 ₩ 107,128 110,465 Financial assets at fair value through profit or loss 2 369,557 344,938 Financial assets at fair value through other comprehensive income 2,935,218 2,139,753 Derivatives used for hedging 523,142 312,333 Less: Non-current (3,556,287) (2,684,482) Current ₩ 378,758 223,007 Other financial liabilities Financial liabilities at fair value through profit or loss ₩ 10,359 10,359 Derivatives used for hedging 1,981 13,862 Less: Non-current (239) (13,862) Current ₩ 12,101 10,359 1 As at June 30, 2026, the Company’s financial instruments amount to ₩ 30,464 million (December 31, 2025: ₩ 30,464 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions. 2 As at June 30, 2026, the Company provided investment in Korea Software Financial Cooperative and others amounting to ₩ 1,136 million (December 31, 2025: ₩ 1,136 million) as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and other.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 16 (2) Financial Assets at fair value through profit or loss 1) Details of financial assets at fair value through profit or loss as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Debt instruments ₩ 369,557 344,938 Less: Non-current (369,557) (344,938) Current ₩ - - 2) The maximum exposure to credit risks of debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as at June 30, 2026. (3) Financial Assets at fair value through other comprehensive income 1) Details of financial assets at fair value through other comprehensive income as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Equity instruments (Listed) ₩ 2,837,578 2,043,513 Equity instruments (Unlisted) 97,640 96,240 Less: Non-current (2,935,218) (2,139,753) Current ₩ - - 2) Upon disposal of these equity instruments, any balance within the other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss. (4) Derivatives used for hedging 1) Details of valuation of derivatives used for hedging as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Assets Liabilities Assets Liabilities Currency swap 1 ₩ 523,142 1,981 312,333 13,862 Less: Non-current (251,508) (239) (199,787) (13,862) Current ₩ 271,634 1,742 112,546 - 1 The currency swap contract is to hedge the risk of volatility in cash flow from the debentures due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 17 The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months. 2) Details of valuation gains and losses from derivatives for risk hedging purposes for the six-month periods ended June 30, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Type of transaction Valuation gain Valuation loss Other comprehensive Income(loss)1 Valuation gain Valuation loss Other comprehensive Income(loss)1 Currency swap ₩ 215,590 - 7,099 - 247,379 22,470 1 The amounts are gross of deferred tax directly recognized in equity. 3) The effective portion recognized in other comprehensive income related to cash flow hedges amounts to valuation gains of ₩ 222,076 million for the six-month period ended June 30, 2026 (Six-month period ended June 30, 2025: valuation loss of ₩ 225,214 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ₩ 613 million as current profit or loss for the six-month period ended June 30, 2026 (Six-month period ended June 30, 2025: valuation gains of ₩ 478 million). In addition, the valuation gain reclassified from other comprehensive income to profit or loss amounts to ₩ 214,977 million for the six- month period ended June 30, 2026 (Six-month period ended June 30, 2025: valuation loss of ₩ 247,684 million). (5) Financial Liabilities at fair value through profit or loss 1) Details of financial liabilities at fair value through profit or loss as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Derivative liabilities held for trading 1 ₩ 10,359 10,359 1 Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 15).

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 18 7. Inventories Inventories as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Acquisition cost Valuation allowance Carrying amount Acquisition cost Valuation allowance Carrying amount Merchandise ₩ 288,815 (18,104) 270,711 120,002 (25,720) 94,282 Cost of inventories recognized as expenses for the six-month period ended June 30, 2026 amounts to ₩ 1,221,985 million (for the six-month period ended June 30, 2025: ₩ 1,318,748 million), and reversal valuation loss on inventory amounts to ₩ 7,616 million for the six-month period ended June 30, 2026 (for the six-month period ended June 30, 2025: ₩ 30,846 million). 8. Other Assets and Liabilities Other assets and liabilities as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Other assets Advance payments ₩ 81,778 36,425 Prepaid expenses 240,614 174,560 Contract costs 2,162,422 2,178,978 Contract assets 891,833 888,675 Less: Non-current (960,955) (885,060) Current ₩ 2,415,692 2,393,578 Other liabilities Advances received 1 ₩ 226,185 240,198 Withholdings 19,165 22,265 Unearned revenue 5,581 555 Lease liabilities 656,157 685,732 Contract liabilities 187,821 210,515 Less: Non-current (422,455) (451,923) Current ₩ 672,454 707,342 1 The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 19 9. Property and Equipment, Investment Properties, and Intangible Assets (1) Changes in property and equipment for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning, net ₩ 10,932,344 11,477,680 Acquisition and capital expenditure 787,064 876,926 Disposal and termination (48,721) (43,136) Depreciation (1,170,946) (1,226,975) Transfer to investment properties (67,418) (48,210) Others 1 (30,184) (122,632) Ending, net ₩ 10,402,139 10,913,653 1 Amounts include transfers to intangible assets. (2) Changes in investment properties for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning, net ₩ 1,123,857 1,114,379 Depreciation (23,723) (23,378) Transfer from property and equipment 67,418 48,210 Ending, net ₩ 1,167,552 1,139,211 (3) As at June 30, 2026, the Company (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ₩ 152,222 million for one year or less, ₩ 303,165 million for more than one year and less than five years, ₩ 530,620 million for over five years, and ₩ 986,007 million in total. (4) Changes in intangible assets for the six-month periods ended June 30, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning, net ₩ 843,157 1,104,680 Acquisition and capital expenditure 1 568,003 130,571 Disposal and termination (847) (6,059) Amortization (236,470) (234,835) Ending, net ₩ 1,173,843 994,357 1 Amounts include transfers from property and equipment. (5) The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ₩ 65,057 million (December 31, 2025: ₩ 65,057 million) and ₩ 59,566 million (December 31, 2025: ₩ 56,483 million), respectively as at June 30, 2026.

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

10. Investments in Subsidiaries, Associates and Joint Ventures

(1) Carrying amounts in investments in subsidiaries, associates and joint ventures as at June 30, 2026 and December 31, 2025, is as follows:

(in millions of Korean won)		June 30, 2026	December 31, 2025
Subsidiaries	₩	4,413,412	4,413,412
Associates and joint ventures		413,371	407,598
Total	₩	4,826,783	4,821,010

1) Investments in subsidiaries as at June 30, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)				Carrying amount	
	Location	Percentage of ownership (%)		June 30, 2026	December 31, 2025
KT Estate Inc.	Korea	100.0%	₩	1,084,522	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530	390,530
KTCS Corporation [1]	Korea	8.4%		6,427	6,427
KTIS Corporation [1]	Korea	33.4%		30,633	30,633
KT Skylife Co., Ltd.	Korea	50.5%		311,696	311,696
BC Card Co., Ltd.	Korea	69.5%		633,004	633,004
KT M&S Co., Ltd.	Korea	100.0%		26,914	26,914
KT Alpha Co., Ltd.	Korea	70.5%		130,924	130,924
KT Telecop Co., Ltd.	Korea	92.7%		138,541	138,541
KT Nasmedia Co., Ltd. [1]	Korea	44.7%		23,051	23,051
KTDS Co., Ltd.	Korea	91.6%		19,616	19,616
KTGDH Co., Ltd.	Korea	100.0%		2,745	2,745
KT Sports Co., Ltd.	Korea	52.6%		32,277	32,277
KT M Mobile Co., Ltd.	Korea	100.0%		102,237	102,237
KT Service Bukbu Co., Ltd.	Korea	78.9%		8,873	8,873
KT Service Nambu Co., Ltd.	Korea	84.0%		24,321	24,321
KT Strategic Investment Fund No.3	Korea	86.7%		-	-
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334	6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267	4,267
Next Connect PFV	Korea	100.0%		24,250	24,250
KT Strategic Investment Fund No.5	Korea	95.0%		17,575	17,575
KT Engineering Co., Ltd.	Korea	59.8%		28,000	28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620	283,620
KT ES Pte. Ltd.	Singapore	68.8%		16,003	16,003
kt Altimedia Corporation	Korea	100.0%		22,000	22,000
kt Cloud Co., Ltd.	Korea	92.6%		901,504	901,504
kt netcore Co. Ltd	Korea	100.0%		61,000	61,000
kt p&m Co. Ltd	Korea	100.0%		10,000	10,000
Others				72,548	72,548
Total			₩	4,413,412	4,413,412

20

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

[1] As at June 30, 2026, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders' meetings.

2) Investments in associates and joint ventures as at June 30, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)				Carrying amount	
	Location	**Percentage of ownership (%)**		**June 30, 2026**	**December 31, 2025**
KIF Investment Fund	Korea	33.3%	₩	115,636	115,636
HD Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000	50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001	130,001
KT-DSC Creative Economy YouthStart-up Investment Fund [1]	Korea	17.1%		1,665	1,665
Others				116,069	110,296
Total			₩	413,371	407,598

[1] The Company holds less than 20% interest in the investees as at June 30, 2026, but the investments are classified as investments in associates as the Company exerts significant influence over the operational and financial policies.

(2) Changes in investments in subsidiaries, associates and joint ventures for the six-month periods ended June 30, 2026 and 2025, are as follows:

(in millions of Korean won)		**2026**	**2025**
Beginning	₩	4,821,010	4,831,186
Acquisition		10,580	5,803
Disposal		(4,807)	(27,451)
Ending	₩	4,826,783	4,809,538

21

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 22 11. Trade and Other Payables (1) Details of trade and other payables as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Current liabilities Trade payables ₩ 627,834 652,458 Other payables 3,344,781 3,669,347 Total ₩ 3,972,615 4,321,805 Non-current liabilities Other payables ₩ 450,023 207,070 (2) Details of other payables as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Non-trade payable ₩ 2,154,063 2,511,680 Accrued expenses 1,193,369 919,711 Operating deposits 346,655 343,483 Others 100,717 101,543 Less: Non-current (450,023) (207,070) Current ₩ 3,344,781 3,669,347

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

12. Borrowings

(1) Details of borrowings as at June 30, 2026 and December 31, 2025, are as follows:

1) Debentures

(in millions of Korean won and foreign currencies in thousands)

			June 30, 2026		December 31, 2025	
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
MTNP notes [1]	Sep. 07, 2034	6.500%	USD 100,000	₩ 154,150	USD 100,000	₩ 143,490
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000	616,600	USD 400,000	573,960
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000	462,450	USD 300,000	430,470
MTNP notes	Feb. 02, 2028	4.125%	USD 500,000	770,750	USD 500,000	717,450
MTNP notes	Mar. 05, 2027	1.217%	JPY 23,300,000	221,811	JPY 23,300,000	213,808
MTNP notes	Mar. 07, 2028	1.367%	JPY 6,700,000	63,783	JPY 6,700,000	61,481
MTNP notes	Jan. 03, 2029	4.375%	USD 500,000	770,750	USD 500,000	717,450
FR notes [2]	Sep. 29, 2028	Compounded SOFR(3M)+0.66%	USD 200,000	308,300	USD 200,000	286,980
The 183-3rd Public bond	Dec. 22, 2031	4.270%	-	160,000	-	160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	-	100,000	-	100,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	-	100,000	-	100,000
The 187-4th Public bond	Sep. 02, 2034	3.546%	-	100,000	-	100,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	-	50,000	-	50,000
The 189-3rd Public bond	Jan. 28, 2026	-	-	-	-	100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	-	70,000	-	70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	-	170,000	-	170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	-	70,000	-	70,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	-	110,000	-	110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	-	90,000	-	90,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	-	50,000	-	50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	-	110,000	-	110,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	-	20,000	-	20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	-	60,000	-	60,000
The 194-2nd Public bond	Jan. 27, 2026	-	-	-	-	140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	-	50,000	-	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	-	80,000	-	80,000
The 195-2nd Public bond	Jun. 10, 2026	-	-	-	-	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	-	40,000	-	40,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	-	100,000	-	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	-	30,000	-	30,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	-	120,000	-	120,000
The 198-2nd Public bond	Jan. 12, 2026	-	-	-	-	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	-	80,000	-	80,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	-	160,000	-	160,000

23

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(in millions of Korean won and foreign currencies in thousands)

Type	Maturity	Annual interest rates	June 30, 2026 Foreign currency	June 30, 2026 Korean won	December 31, 2025 Foreign currency	December 31, 2025 Korean won
The 199-3rd Public bond	Jul. 12, 2028	4.221%	-	155,000	-	155,000
The 200-1st Public bond	Feb. 27, 2026	-	-	-	-	120,000
The 200-2nd Public bond	Feb. 26, 2027	3.608%	-	200,000	-	200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	-	80,000	-	80,000
The 201-1st Public bond	Dec. 02, 2027	2.899%	-	130,000	-	130,000
The 201-2nd Public bond	Dec. 02, 2029	2.918%	-	70,000	-	70,000
The 201-3rd Public bond	Dec. 02, 2034	3.057%	-	100,000	-	100,000
The 202-1st Public bond	Nov. 27, 2028	3.052%	-	80,000	-	80,000
The 202-2nd Public bond	Nov. 27, 2030	3.221%	-	40,000	-	40,000
The 202-3rd Public bond	Nov. 27, 2035	3.460%	-	40,000	-	40,000
The 202-4th Public bond	Nov. 27, 2045	3.682%	-	40,000	-	40,000
The 203-1st Public bond	Mar. 04, 2029	3.487%	-	160,000	-	-
The 203-2nd Public bond	Mar. 04, 2031	3.619%	-	50,000	-	-
The 203-3rd Public bond	Mar. 04, 2036	3.910%	-	50,000	-	-
The 203-4th Public bond	Mar. 04, 2046	4.018%	-	40,000	-	-
	Subtotal			6,523,594		6,590,089
Less: Current portion				(1,879,461)		(1,323,299)
Discount on bonds				(19,177)		(21,877)
	Total			₩ 4,624,956		₩ 5,244,913

[1] As at June 30, 2026, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program ("MTNP") registered on the Singapore Stock Exchange, which allowed the issuance of notes of up to USD 2,000 million. However, the MTN program was terminated in 2007.

[2] The interest rates for Daily SOFR is approximately 3.68% as at June 30, 2026.

24

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

2) Long-Term Borrowings

(in millions of Korean won and foreign currencies in thousands)

Financial institution	Type	Maturity	Annual interest rates		June 30, 2026	December 31, 2025
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	₩	247	493
CA-CIB	Long-term commercial papers	Feb. 26, 2027	3.020%		100,000	100,000
	Long-term commercial papers	May. 28, 2027	3.820%		100,000	100,000
DBS	Long-term commercial papers	Feb. 26, 2027	2.980%		100,000	100,000
	Long-term commercial papers	May. 28, 2027	3.820%		100,000	100,000
Shinhan Bank	Structured loans	Aug. 09, 2027	3.390%		50,000	50,000
	Long-term commercial papers	Aug. 09, 2027	3.390%		50,000	50,000
	Subtotal				500,247	500,493
Less: Current portion					(400,247)	(493)
	Total			₩	100,000	500,000

[1] The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

(2) Repayment schedule of the Company's debentures and borrowings including the portion of current liabilities as at June 30, 2026, is as follows:

(in millions of Korean won)

		Bonds				
		In local currency	In foreign currency	Sub-total	Borrowings	Total
Jul.1, 2026 ~ Jun.30, 2027	₩	580,000	1,300,861	1,880,861	400,247	2,281,108
Jul.1, 2027 ~ Jun. 30, 2028		380,000	834,533	1,214,533	100,000	1,314,533
Jul.1, 2028 ~ Jun. 30, 2029		585,000	1,079,050	1,664,050	-	1,664,050
Jul.1, 2029 ~ Jun. 30, 2030		140,000	-	140,000	-	140,000
After Jul.1, 2030		1,470,000	154,150	1,624,150	-	1,624,150
Total	₩	3,155,000	3,368,594	6,523,594	500,247	7,023,841

25

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 26 13. Provisions Changes in provisions for the six-month periods ended June 30, 2026 and 2025, are as follows: (in millions of Korean won) 2026 Litigation Restoration cost Others Total Beginning balance ₩ 21,311 116,559 247,710 385,580 Transfer and reclassification - (877) 24 (853) Usage - (484) (42,433) (42,917) Reversal - (318) - (318) Ending balance ₩ 21,311 114,880 205,301 341,492 Less: Current (21,311) (25,578) (205,018) (251,907) Non-current - 89,302 283 89,585 (in millions of Korean won) 2025 Litigation Restoration cost Others Total Beginning balance ₩ 21,590 125,150 39,732 186,472 Transfer and reclassification 27 3,877 7,456 11,360 Usage (28) (862) (6,702) (7,592) Reversal - (241) - (241) Ending balance ₩ 21,589 127,924 40,486 189,999 Less: Current (21,589) (30,825) (39,639) (92,053) Non-current - 97,099 847 97,946

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 27 14. Net Defined Benefit Liabilities (1) The amounts recognized in the statements of financial position as at June 30, 2026 and December 31, 2025, are determined as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Present value of defined benefit obligations ₩ 1,338,591 1,380,413 Fair value of plan assets (1,252,058) (1,353,253) Liabilities, net ₩ 86,533 27,160 (2) Changes in the defined benefit obligations for the six-month periods ended June 30, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning ₩ 1,380,413 1,344,701 Current service cost 54,807 51,510 Interest expense 25,905 22,694 Benefits paid (122,534) (13,132) Ending ₩ 1,338,591 1,405,773 (3) Changes in the fair value of plan assets for the six-month periods ended June 30, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning ₩ 1,353,253 1,293,619 Interest income 25,395 22,304 Remeasurements on plan assets (5,970) (622) Benefits paid (120,620) (19,215) Ending ₩ 1,252,058 1,296,086 (4) Amounts recognized in the separate statements of profit or loss for the six-month periods ended June 30, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Current service cost ₩ 54,807 51,510 Net interest expense 510 390 Account transfers (5,973) (6,318) Total expenses ₩ 49,344 45,582

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 28 15. Commitments and Contingencies (1) As at June 30, 2026, major Covenants with local financial institutions are as follows: (in millions of Korean won and foreign currencies in thousands) Financial institution Limit Used amount Bank overdraft Kookmin Bank and others ₩ 360,000 - Working capital loan Korea Development Bank and others 1,080,000 100,000 Inter-Korean Cooperation Fund Export-Import Bank of Korea 37,700 247 Economic Cooperation Business Insurance Export-Import Bank of Korea 3,240 1,732 Collateralized loan on electronic accounts receivable-trade Shinhan Bank and others 487,001 100,522 Plus electronic notes payable Industrial Bank of Korea 50,000 - Derivatives transaction limit Korea Development Bank and others USD 1,920,000 USD 1,920,000 Shinhan Bank and others JPY 30,000,000 JPY 30,000,000 Total KRW 2,017,941 202,501 USD 1,920,000 1,920,000 JPY 30,000,000 30,000,000 (2) As at June 30, 2026, guarantees received from financial institutions are as follows: (in millions of Korean won and foreign currencies in thousands) Warranty details Limit Hana Bank Comprehensive credit line ₩ 2,900 USD 8,700 Shinhan Bank Guarantee for payment in foreign currency and others USD 43,227 Guarantee for payment in korean currency 43,690 Kookmin Bank Guarantee for payment in foreign currency USD 3,186 Woori Bank Guarantee for payment in foreign currency USD 5,000 Korea Software Financial Cooperative Advance payment/other guarantee and others 1,179,642 Information & Communication Financial Cooperative Advance payment/other guarantee and others 700,000 Seoul Guarantee Insurance Company Performance guarantee and others 19,199 Total KRW 1,945,431 USD 60,113

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 29 (3) The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As at June 30, 2026, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ₩ 428 million(as at December 31, 2025: ₩ 428 million). (4) For the six-month period ended June 30, 2026, and the year ended December 31,2025, the Company entered into agreements with Securitization Specialty Companies (2026: First 5G 85th to 87th Securitization Specialty Co., Ltd., 2025: First 5G 79th to 84th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company. (5) As at June 30, 2026, the Company is a defendant in 134 lawsuits with a total claimed amount of ₩ 130,066 million (as at December 31, 2025: ₩ 135,528 million). As at June 30, 2026, litigation provisions of ₩ 21,311 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as at June 30, 2026 (Note 13). (6) Under the agreement of bond issuance and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets. (7) As at June 30, 2026, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants. (8) As at June 30, 2026, the agreement amount for the acquisition of property and equipment and intangible assets that are not yet recognized amounts to ₩ 304,944 million (As at December 31, 2025: ₩ 375,028 million). (9) The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise the Tag-Along Right and Drag-Along Right, for the convertible preferred shares they hold (Note 6). (10) The Company has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As at June 30, 2026, remaining amounts of USD 23,250 thousand and JPY 160,000 thousand will be invested through the Capital Call method in the future. (11) As at June 30, 2026, the Company has an obligation of ₩ 470,160 million (100%) to provide financial support as an operating investor during the operating period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. (12) The Company has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd. and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract, HYUNDAI MOBIS Co., Ltd. and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 30 (13) The Company entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Company in the future. In relation to this contract, the Company and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6). (14) As at June 30, 2026, the Company has the obligation to pay minimum guarantees for utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement. (15) As at June 30, 2026, the Company exercised a put option on all of its shares in KT Rwanda Networks Ltd. pursuant to the shareholders’ agreement with the Rwandan government. Following an objection raised by the Rwandan government on the exercise of the put option, an international arbitration proceeding is ongoing at an international arbitration institution located in Mauritius, and the outcome of the arbitration remains uncertain. (16) Details of investment properties provided as collateral as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 Collateral ₩ Carrying amount Secured amount Related account Related amount Mortgagee Land and buildings 203,557 45,492 Deposit received 38,368 Leaseholders (in millions of Korean won) December 31, 2025 Collateral ₩ Carrying amount Secured amount Related account Related amount Mortgagee Land and buildings 173,280 38,311 Deposit received 30,176 Leaseholders (17) The Company has established supplier finance agreements with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Company from the Company’s external finance provider. The Company pays the finance provider in accordance with the usual payment terms to settle the debt. As at June 30, 2026, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ₩ 16,750 million (as at December 31, 2025: ₩ 28,500 million). None of this amount has been received by the supplier from the finance provider. There were no significant non-cash changes in the carrying amount of the trade and other payables subject to the Company’s supplier finance agreement.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 31 16. Leases Information for leases when the Company acts as a lessee is as follows. Information on leases when the Company acts as a lessor is described in Note 9. (1) The separate statements of financial position show the following amounts relating to leases: (in millions of Korean won) June 30, 2026 December 31, 2025 Right-of-use assets Property and buildings ₩ 708,057 735,568 Machinery and communication line facilities 62,516 64,180 Others 9,159 12,495 Total ₩ 779,732 812,243 (in millions of Korean won) June 30, 2026 December 31, 2025 Lease liabilities 1 Current ₩ 268,023 270,725 Non-current 388,134 415,007 Total ₩ 656,157 685,732 1 Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the separate statements of financial position (Note 8). For the six-month periods ended June 30, 2026 and 2025, right-of-use assets related to leases increased by ₩ 136,642 million and ₩ 160,794 million, respectively. (2) Amounts recognized in the separate statement of profit or loss The separate statement of profit or loss relating to leases for the six-month period June 30, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Depreciation of right-of-use assets Property and buildings ₩ 145,731 147,277 Machinery and communication line facilities 16,493 12,479 Others 4,442 4,769 Total ₩ 166,666 164,525 Interest expense relating to lease liabilities 11,601 12,236 Expense relating to Short-term leases 385 796 Expense relating to leases of low-value assets that are not short-term leases 4,781 3,723 The total cash outflow for leases for the six-month periods ended June 30, 2026 and 2025 is ₩ 188,041 million and ₩ 177,499 million, respectively.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 32 17. Retained Earnings Details of retained earnings as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Legal reserve 1 ₩ 782,249 782,249 Voluntary reserves 4,651,362 4,651,362 Unappropriated retained earnings 7,122,215 6,786,249 Total ₩ 12,555,826 12,219,860 1 The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders. 18. Other Components of Equity (1) The Company’s other components of equity as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Treasury stock ₩ (609,979) (461,135) Gain(Loss) on disposal of treasury stock 428 (91) Share-based compensation 2,630 7,119 Others (180,914) (180,915) Total ₩ (787,835) (635,022) (2) As at June 30, 2026 and December 31, 2025, details of treasury stock, are as follows: June 30, 2026 December 31, 2025 Number of shares (in shares) 13,489,877 10,926,622 Amount (in millions of Korean won) ₩ 609,979 461,135 Treasury stock held as at June 30, 2026, is expected to be used for stock compensation for the Company’s directors, employees, and for other purposes.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 33 19. Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities (1) The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Revenue from contracts with customers ₩ 4,451,266 9,221,492 4,704,536 9,329,502 Revenue from other sources 72,153 136,558 68,287 125,328 Total ₩ 4,523,419 9,358,050 4,772,823 9,454,830 (2) Operating revenues for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Services provided ₩ 4,079,367 8,148,447 4,131,731 8,176,193 Sales of goods 444,052 1,209,603 641,092 1,278,637 Total ₩ 4,523,419 9,358,050 4,772,823 9,454,830 Revenue from services provided is recognized over time and revenue from sales of goods are recognized at a point in time. (3) The Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Contract assets1 ₩ 1,018,723 974,387 Contract liabilities1 204,758 236,748 Deferred revenue2 83,096 82,763 1 The Company recognized contract assets of ₩ 126,890 million and contract liabilities of ₩ 16,937 million for long-term construction contracts as at June 30, 2026 (as at December 31, 2025: contract assets and liabilities of ₩ 85,712 million and ₩ 26,233 million, respectively). The Company recognizes contract asset as trade receivables and other receivables, and contract liabilities as other current liabilities. 2 Deferred revenue related to government grants is excluded. (4) The contract costs recognized as assets as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Incremental cost of obtaining a contract ₩ 2,003,135 2,024,433 Cost of contract performance 159,287 154,545 Total ₩ 2,162,422 2,178,978 As at June 30, 2026, the Company recognized ₩ 1,071,602 million (Six-month period ended June 30, 2025: ₩ 933,741 million) of operating expenses related to contract cost assets.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 34 (5) For the six-month periods ended June 30, 2026 and 2025, revenue recognized from contract liabilities and deferred revenue carried-forward from prior year, is as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Revenue recognized from the beginning balance of contract liabilities Allocation of the transaction price ₩ 39,307 86,831 45,086 97,465 Deferred revenue of joining/installment fees 11,689 24,425 10,254 21,464 Total ₩ 50,996 111,256 55,340 118,929 20. Operating Expenses (1) Operating expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Employee benefit cost ₩ 493,981 991,007 463,029 923,219 Depreciation 584,597 1,178,364 611,802 1,226,659 Depreciation of right-of-use assets 83,543 166,666 82,551 164,525 Amortization of intangible assets 114,622 234,424 118,642 232,295 Commissions 595,134 1,170,570 572,508 1,113,919 Interconnection charges 97,689 194,170 100,132 197,497 International interconnection fees 35,594 75,659 30,566 61,506 Purchase of inventories 512,465 1,390,797 603,252 1,229,968 Changes in inventories (97,277) (176,429) 23,460 57,934 Sales promotion expense and sales commissions 688,909 1,376,178 655,834 1,281,310 Service costs 244,226 479,641 225,951 431,422 Purchase of contents 184,376 361,194 178,503 353,076 Utilities 90,309 183,786 89,732 184,929 Taxes and dues 49,424 99,960 49,094 99,158 Rent 12,292 40,729 30,778 60,735 Insurance premiums 12,428 23,636 10,367 23,075 Installation fees 118,362 242,295 116,120 237,179 Advertising expenses 30,616 57,446 31,852 60,554 Research and development expenses 80,788 151,209 61,619 142,142 Bad debt expenses 12,917 25,175 11,948 23,877 Others 189,475 388,696 236,348 481,002 Total ₩ 4,134,470 8,655,173 4,304,088 8,585,981

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 35 (2) Details of employee benefits for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Short-term salaries and wages ₩ 457,112 914,039 428,831 853,472 Post-employment benefits (defined benefit plan) 24,821 49,344 23,099 45,582 Post-employment benefits (defined contribution plan) 8,600 17,722 7,777 17,280 Share-based payment 1,867 4,713 1,603 3,366 Others 1,581 5,189 1,719 3,519 Total ₩ 493,981 991,007 463,029 923,219 21. Other Income and Other Expenses (1) Other income for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Gain on disposal of property and equipment ₩ 4,689 21,712 393 10,175 Gain on disposal of right-of-use assets 670 875 555 971 Gain on disposal of intangible assets 22 22 - 1,641 Compensation on impairment of property and equipment 62,800 110,502 (2,885) 14,681 Gain on disposal of investments in subsidiaries and associates - - 4,500 6,725 Dividend income 2,461 70,699 5,064 33,147 Gain on government subsidies 30 463 72 117 Others 3,037 6,083 5,896 10,732 Total ₩ 73,709 210,356 13,595 78,189 (2) Other expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Loss on disposal of property and equipment ₩ 22,815 47,874 10,135 23,153 Loss on disposal of right-of-use assets 339 530 386 1,236 Loss on disposal of intangible assets 136 832 3,399 4,697 Donations 111 6,811 1,000 3,660 Others1 74,445 90,042 8,045 17,808 Total ₩ 97,846 146,089 22,965 50,554 1 The amount includes an administrative fine of ₩53,979 million imposed by the Personal Information Protection Commission during the six-month period ended June 30, 2026 in relation to a personal data breach and unauthorized small-amount payment

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 36 transactions. 22. Financial Income and Costs (1) Details of financial income for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Interest income ₩ 42,131 88,430 46,066 92,666 Gain on foreign currency transactions 4,588 8,150 3,824 6,350 Gain on foreign currency translation 15,747 21,062 252,694 259,553 Gain on valuation of derivatives 55,827 215,590 (5,814) - Dividend income 13,739 35,777 11,888 37,983 Gain on disposal of financial instruments 6,680 7,745 140 140 Gain on valuation of financial instruments 11,688 11,688 1,159 1,159 Total ₩ 150,400 388,442 309,957 397,851 (2) Details of financial costs for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Interest expenses ₩ 66,754 119,265 68,319 128,843 Loss on foreign currency transactions 3,096 5,882 4,194 5,802 Loss on foreign currency translation 57,018 224,207 20,417 23,037 Loss on derivative transactions - - - 3,724 Loss on valuation of derivatives - - 240,196 247,379 Loss on disposal of trade receivables 4,373 6,912 2,455 3,461 Loss on valuation of financial instruments 4,090 4,090 10,144 10,144 Loss on disposal of financial instruments - 79 1,167 1,193 Total ₩ 135,331 360,435 346,892 423,583 23. Income Tax Expense Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2026, is 21.4%.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 37 24. Earnings per Share Basic earnings per share for the six-month periods ended June 30, 2026 and 2025, are calculated as follows: (1) Basic Earnings per Share Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock. 2026 2025 Three-month Six-month Three-month Six-month Profit attributable to ordinary shares (In millions of Korean won) ₩ 285,189 625,210 358,066 723,443 Weighted average number of ordinary shares outstanding (In number of shares) 240,272,117 240,681,775 243,812,057 244,777,361 Basic earnings per share (In Korean won) ₩ 1,187 2,598 1,469 2,956 (2) Diluted Earnings per Share Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding, assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation. 2026 2025 Three-month Six-month Three-month Six-month Profit attributable to ordinary shares (In millions of Korean won) ₩ 285,189 625,210 358,066 723,443 Diluted profit attributable to ordinary shares (In millions of Korean won) 285,189 625,210 358,066 723,443 Number of dilutive potential ordinary shares outstanding (In number of shares) 86,386 103,553 26,121 65,166 Weighted average number of ordinary shares outstanding (In number of shares) 240,358,503 240,785,328 243,838,178 244,842,527 Diluted earnings per share (In Korean won) ₩ 1,187 2,597 1,468 2,955 Diluted earnings per share represents net income for the six-month periods attributable to each ordinary share and dilutive potential ordinary share. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 38 25. Cash Generated from Operations (1) Cash flows from operating activities for the six-month periods ended June 30, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 1. Profit for the period ₩ 625,210 723,443 2. Adjustments for: 1,822,354 1,857,113 Income tax expense 169,941 147,309 Interest income (88,430) (92,666) Interest expense 119,265 128,843 Dividend income (106,476) (71,130) Depreciation 1,194,669 1,250,353 Amortization of intangible assets 236,470 234,835 Depreciation of right-of-use assets 166,666 164,525 Post-employment benefits (defined benefits) 55,317 51,900 Impairment losses on trade receivables 33,175 29,531 Gain on disposal of investments in subsidiaries, associates and joint ventures - (6,725) Loss on disposal of property and equipment 26,162 12,978 Loss on disposal of intangible assets 810 3,056 Loss (gain) on disposal of right-of-use assets (345) 265 Loss (gain) on foreign currency translation 203,145 (236,516) Loss (gain) on valuation and settlement of derivatives, net (215,590) 251,103 Loss(gain) on valuation of financial assets at fair value through profit or loss (7,598) 8,985 Loss (gain) on disposal of financial assets at fair value through profit or loss (7,718) 1,046 Others 42,891 (20,579) 3. Changes in operating assets and liabilities (626,357) (166,838) Increase in trade receivables (55,798) (27,823) Decrease (increase) in other receivables 4,249 (24,970) Increase in other current assets (22,113) (347,645) Increase in other non-current assets (75,895) (47,800) Decrease (increase) in inventories (168,829) 88,750 Increase (decrease) in trade payables (25,964) 256,941 Decrease in other payables (192,399) (97,154) Decrease in other current liabilities (32,185) (7,385) Decrease in other non-current liabilities (2,595) (3,259) Increase (decrease) in provisions (37,077) 1,089 Increase (decrease) in deferred revenue (6,688) 56,952 Payment of post-employment benefits (defined benefits) (178,427) (214,538) Decrease in plan assets 167,364 200,004 4. Cash generated from operations (1+2+3) ₩ 1,821,207 2,413,718

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(2) Significant transactions not affecting cash flows for the six-month periods ended June 30, 2026 and 2025, are as follows:

(in millions of Korean won)		2026	2025
Reclassification of the current portion of borrowings	₩	1,546,163	589,661
Reclassification of construction-in-progress to property and equipment		783,466	933,942
Change of other payables relating to acquisition of property and equipment		(114,282)	(268,152)
Change of other payables relating to acquisition of intangible assets		139,620	(272,955)
Reclassification of other payables from net defined benefit assets		(9,149)	(20,617)

26. Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Korean won)		2026						
				Others				
		Beginning	Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	₩	7,068,705	(291,296)	-	222,545	-	4,710	7,004,664
Lease liabilities		685,732	(170,925)	142,101	-	-	(751)	656,157
Derivative liabilities		13,862	-	-	-	(11,881)	-	1,981
Derivative assets		(312,334)	-	-	-	(210,808)	-	(523,142)
Total	₩	7,455,965	(462,221)	142,101	222,545	(222,689)	3,959	7,139,660

(in millions of Korean won)		2025						
				Others				
		Beginning	Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	₩	7,871,919	(539,590)	-	(259,587)	-	7,031	7,079,773
Lease liabilities		759,743	(162,441)	157,022	-	-	(37,832)	716,492
Derivative liabilities		-	-	-	-	7,934	-	7,934
Derivative assets		(442,144)	(3,724)	-	-	216,976	3,724	(225,168)
Total	₩	8,189,518	(705,755)	157,022	(259,587)	224,910	(27,077)	7,579,031

39

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 40 27. Related Party Transactions (1) The list of related parties of the Company as at June 30, 2026, is as follows: Relationship Name of Entity Subsidiaries 78 entities including KT Estate Inc., KT Skylife Co., Ltd., BC Card Co., Ltd. Associates and joint ventures 50 entities including K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts Others1 Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company and others. 1 Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109 (2) The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd., and in KT Service Nambu Co., Ltd. For six-month period ended June 30, 2026 is ₩ 269,381 million. (As at December 31, 2025: ₩ 483,439 million) (3) The Company has entered into an additional agreement in relation to providing wholesale communication services with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(4) Outstanding balances of receivables and payables in relation to transaction with related parties as at June 30, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)		June 30, 2026					
		Receivables			Payables		
		Trade receivables	Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries							
KT Telecop Co., Ltd.	₩	353	-	97	608	30,523	-
KTCS Corporation		125	-	7,273	-	58,359	1
KTIS Corporation		8,331	-	-	-	52,941	-
KT Service Bukbu Co., Ltd.		16	-	-	-	20,681	-
KT Service Nambu Co., Ltd.		37	-	18	-	34,269	7
KT Skylife Co., Ltd.		29,495	-	5,843	-	14,040	-
KTDS Co., Ltd.		285	-	3,554	-	120,634	-
KT Estate Inc.		539	-	42,288	-	8,981	20,601
KT ENA Co., Ltd.		29	-	-	-	1,999	-
BC Card Co., Ltd. [1]		6,741	-	6	-	11,862	5
KT Sat Co., Ltd.		1,263	-	-	-	1,110	-
KT Alpha Co., Ltd.		5,693	-	2,082	-	12,120	-
KT Commerce Inc.		2	-	61	9	15,032	19,493
KT M&S Co., Ltd.		144	-	171	-	53,065	-
KT GENIE Music Corporation.		4,964	-	9,590	-	24,119	-
KT M Mobile Co., Ltd.		59,356	-	700	-	8,512	-
kt Nasmedia Inc.		1,177	-	86	-	3	-
KT MOS Bukbu Co., Ltd.		62	-	221	-	13,576	-
KT MOS Nambu Co., Ltd.		-	-	10	-	13,204	-
KT Engineering Co., Ltd.		158	-	-	-	35,328	-
KT Studio Genie Co., Ltd.		61	-	8,198	-	22,203	-
kt Cloud Co., Ltd.		12,838	-	44	-	77,760	142
East Telecom LLC		4,842	16,864	-	-	-	-
kt netcore Co., Ltd.		4,714	-	-	-	113,331	-
kt p&m Co., Ltd.		49	-	3	-	18,294	-
Others		11,467	-	9,290	3,660	15,261	8,710
Associates and joint ventures							
K Bank Inc.		540	-	3,393	-	24	-
Others		817	-	61	-	364	-
Total	₩	154,098	16,864	92,989	4,277	777,595	48,959

41

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(in millions of Korean won)		December 31, 2025					
		Receivables			Payables		
		Trade receivables	Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries							
KT Telecop Co., Ltd.	₩	332	-	499	-	32,573	-
KTCS Corporation		275	-	8,840	-	47,296	1
KTIS Corporation		10,647	-	-	-	46,046	-
KT Service Bukbu Co., Ltd.		21	-	-	-	26,519	-
KT Service Nambu Co., Ltd.		-	-	1	-	40,159	-
KT Skylife Co., Ltd.		27,719	-	7,426	-	15,144	-
KTDS Co., Ltd.		1,337	-	1,976	-	149,144	-
KT Estate Inc.		1	-	42,565	-	28,329	10,283
KT ENA Co., Ltd.		613	-	-	-	3,020	-
BC Card Co., Ltd. [1]		4,768	-	6	-	12,509	5
KT Sat Co., Ltd.		1,190	-	-	-	1,149	-
KT Alpha Co., Ltd.		5,827	-	1,312	-	8,568	-
KT Commerce Inc.		5	-	121	11,222	21,108	14,907
KT M&S Co., Ltd.		284	-	55	-	49,363	-
KT GENIE Music Corporation.		-	-	12,628	-	22,315	-
KT M Mobile Co., Ltd.		57,590	-	58	-	1,283	-
kt Nasmedia Inc.		1,727	-	139	-	165	-
KT MOS Bukbu Co., Ltd.		62	-	657	-	20,526	-
KT MOS Nambu Co., Ltd.		-	-	60	-	16,301	-
KT Engineering Co., Ltd.		2,360	-	1	182	74,466	-
KT Studio Genie Co., Ltd.		34	-	15,926	-	17,311	-
kt cloud Co., Ltd.		13,760	-	16,283	-	92,623	352
East Telecom LLC		5,178	16,010	-	-	-	-
kt netcore Co. Ltd.		4,911	-	4	-	107,930	-
kt p&m Co. Ltd.		-	-	-	-	17,803	-
Others		7,344	-	5,400	2,266	14,552	8,804
Associates and joint ventures							
K Bank Inc.		695	-	3,348	-	-	-
Others		750	-	7	-	224	553
Total	₩	147,430	16,010	117,312	13,670	866,426	34,905

[1] As at June 30, 2026, the unsettled amount of ₩ 11,716 million (As at December 31, 2025: ₩ 12,496 million) in credit card transaction with BC Card Co., Ltd. is included in other payables.

42

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(5) Significant transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows:

(in millions of Korean won)	2026							
	Sales		Purchases					
	Operating revenue	Other income	Operating expenses	Others [1]	Acquisition of right-of-use assets	Finance income	Finance costs	Dividend income
Subsidiaries								
KT Telecop Co., Ltd. [1]	₩ 4,388	9	72,169	144	-	3	-	-
KTCS Corporation [1]	46,560	11	179,979	155	-	-	-	318
KTIS Corporation	39,923	2	192,171	-	-	-	-	1,427
KT Service Bukbu Co., Ltd. [1]	4,520	5	110,659	2,046	-	-	-	-
KT Service Nambu Co., Ltd. [1]	7,853	7	174,079	2,738	8	-	-	-
KT Skylife Co., Ltd. [1]	81,515	7	9,073	162	-	-	-	8,368
KTDS Co., Ltd. [1]	7,450	4	247,846	14,113	-	30	-	8,256
KT Estate Inc. [1]	34,644	42	41,394	653	23,083	-	526	21,790
KT ENA Co., Ltd.	1,527	-	4,620	-	-	-	-	-
BC Card Co., Ltd.	6,473	6	10,646	-	-	1	-	-
KT Sat Co., Ltd.	2,631	-	4,671	-	-	-	-	-
KT Alpha Co., Ltd.	32,397	5	18,664	-	-	1	-	9,675
KT Commerce Inc. [1]	574	1	26,038	30,806	6,990	-	666	-
KT M&S Co., Ltd.	154,797	3	145,701	-	-	-	-	-
KT GENIE Music Corporation.	229	-	27,108	-	-	-	-	-
KT M Mobile Co., Ltd.	143,267	42	3,944	-	-	-	-	10,400
KT Nasmedia Co., Ltd.	129	-	513	-	-	-	-	3,487
KT MOS Nambu Co., Ltd. [1]	1,307	7	50,646	1,895	-	-	-	-
KT MOS Bukbu Co., Ltd. [1]	1,951	8	49,604	2,651	-	-	-	-
KT Engineering Co., Ltd. [1]	993	2	15,777	34,640	-	-	-	-
KT HS Corporation	23	-	4,309	-	-	-	-	-
KT Studio Genie Co., Ltd. [1]	303	79	4,010	30,087	-	-	-	-
kt Cloud Co., Ltd.	40,881	5	129,674	-	-	15	5	-
kt netcore Co., Ltd. [1]	7,918	6	114,984	202,405	-	52	-	-
kt p&m Co., Ltd. [1]	1,658	-	31,124	2,995	-	9	-	-
Others [1, 2]	17,209	694	64,032	548	706	1	96	4,517
Associates and joint ventures								
K Bank Inc.	3,315	51	90	-	-	1	-	-
Others	1,418	61	2,492	-	-	-	5	2,479
Others								
Others	1	-	-	-	-	-	-	-
Total	₩ 645,854	1,057	1,736,017	326,038	30,787	113	1,298	70,717

[1] The amount of acquisition of property, equipment and others is included.

[2] The transaction details of Storywiz Co., Ltd. before it ceased to be a subsidiary are included.

43

KT Corporation

Notes to the Condensed Separate Interim Financial Statements

As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of Korean won)	2025							
	Sales		Purchases					
	Operating revenue	Other income	Operating expenses	Others [1]	Acquisition of right-of-use assets	Finance income	Finance costs	Dividend income
Subsidiaries								
KT Telecop Co., Ltd. [1]	₩ 5,095	-	74,311	2,002	-	1	-	-
KTCS Corporation[1]	47,012	-	175,277	21	-	-	-	318
KTIS Corporation	34,292	-	177,920	-	-	-	-	1,224
KT Service Bukbu Co., Ltd. [1]	4,632	-	107,334	952	-	-	-	-
KT Service Nambu Co., Ltd. [1]	7,518	4	163,292	2,401	1	-	-	-
KT Skylife Co., Ltd. [1]	70,676	-	8,550	31	-	-	-	8,368
KTDS Co., Ltd. [1]	6,734	-	221,801	20,350	-	-	-	6,096
KT Estate Inc. [1]	28,402	-	39,088	1,048	24,715	-	379	6,876
KT ENA Co., Ltd[1]	6,542	-	5,339	1,400	-	-	-	-
BC Card Co., Ltd.	5,068	20	13,630	-	2	1	-	-
KT Sat Co., Ltd.	3,426	-	5,117	-	-	-	-	-
KT Alpha Co., Ltd.	32,397	-	18,648	-	-	2	-	-
KT Commerce Inc. [1]	639	-	36,028	28,078	4,526	-	299	-
KT M&S Co., Ltd.	97,154	32	142,684	-	-	-	-	-
KT GENIE Music Corporation	229	-	27,510	-	-	-	-	-
KT M Mobile Co., Ltd.	142,288	81	2,609	-	-	-	-	-
KT Nasmedia, Inc.	158	-	677	-	-	-	-	3,487
KT MOS Nambu Co., Ltd. [1]	1,293	-	46,189	2,832	-	-	-	-
KT MOS Bukbu Co., Ltd. [1]	1,852	-	45,302	2,754	-	-	-	-
KT Engineering Co., Ltd. [1]	1,379	15	17,771	49,466	-	-	-	-
KTHS Corporation	9	-	5,796	-	-	-	-	-
KT Studio Genie Co., Ltd. [1]	704	-	5,351	35,982	-	-	-	-
KT cloud Co., Ltd.	39,688	-	110,697	-	-	-	5	-
kt netcore Co. Ltd	7,122	-	113,287	155,870	-	-	-	-
kt p&m Co. Ltd	1,416	-	23,606	7,391	-	-	-	-
Others [2]	29,319	14	54,040	2,555	10,460	2	15	1,699
Associates and joint ventures								
K Bank Inc.	4,299	-	3	-	-	-	-	-
Others [3]	1,053	-	10,377	-	-	1	15	5,079
Others								
Others	1	-	-	-	1	-	-	-
Total	₩ 580,397	166	1,652,234	313,133	39,705	7	713	33,147

[1] The amount of acquisition of property, equipment and others is included.

[2] Transactions with KT Linkus Co., Ltd., PlayD Co., Ltd. and Initech Co., Ltd. before they ceased to be subsidiariesare included.

[3] Transactions with Trustay Co., Ltd. before It ceased to be an associate are included.

44

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(6) Key management compensation for the six-month periods ended June 30, 2026 and 2025, consists of:

(in millions of Korean won)		2026	2025
Short-term benefits	₩	1,144	1,089
Post-employment benefits		1,964	140
Stock-based compensation		455	367
Total	₩	3,563	1,596

(7) Fund transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)		2026				
		Loan transactions		**Borrowing transactions[1]**		**Equity contributions in cash and others**
		Loans	**Collections**	**Borrowings**	**Repayments**	
Subsidiaries						
KT Estate Inc.	₩	-	-	-	11,992	-
Others		-	-	6,998	3,611	-
Associates and joint ventures						
IBK-KT Young Entrepreneurs MARS Investment Fund		-	-	-	-	5,000
Solaire IPTV Content Fund		-	-	-	-	4,000
Others		-	-	-	518	(3,227)
Total	₩	-	-	6,998	16,121	5,773

[1] Borrowing transactions include lease transactions.

(In millions of Korean won)		2025				
		Loan transactions		**Borrowing transactions[1]**		**Equity contributions in cash and others**
		Loans	**Collections**	**Borrowings**	**Repayments**	
Subsidiaries						
KT M&S Co., Ltd.	₩	29,400	32,025	-	-	-
KT Estate Inc.		-	-	58	12,698	-
Others		-	-	15,696	2,047	(1,657)
Associates and joint ventures						
IBK-KT Young Entrepreneurs MARS Investment Fund		-	-	-	-	5,000
Others		-	-	-	161	(1,165)
Total	₩	29,400	32,025	15,754	14,906	2,178

[1] Borrowing transactions include lease transactions.

45

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 46 (8) As at June 30, 2026, the Company has entered into a credit card agreement with a limit of ₩ 22,025 million (As at December 31, 2025: ₩ 20,824 million) with BC Card Co., Ltd. (9) The Company has an obligation to invest in KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts, a related party, and other entities according to the agreement. As at June 30, 2026, the Company is planning to make an additional investment of ₩ 41,890 million. (10) KT cloud Co., Ltd., a related party of the Company, entered into a 60-month commitment agreement with Microsoft for Azure services from Oct 1, 2024 to Sep 30, 2029, with a total committed amount of ₩ 1,365 billion. Any unused committed amounts may be carried forward and utilized for up to four years after the contractual term, subject to the terms of agreement and Microsoft's policies. In connection with this arrangement, the Company entered into agreements with KT cloud Co., Ltd. for the provision and operation of Microsoft Azure services (2026: ₩174.1 billion; 2025: ₩ 158.9 billion). The terms of such agreements are negotiated annually and renewed subject to mutual agreement.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 47 28. Fair Value During the period ended June 30, 2026, there have been no significant changes in the business or economic environment that affect the fair value of the Company's financial assets and liabilities. (1) Fair Value by Financial Instruments Category Carrying amount and fair value of financial instruments by category as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Carrying amount Fair value Carrying amount Fair value Financial assets Cash and cash equivalents ₩ 1,210,361 1 1,585,921 1 Trade and other receivables Financial assets measured at amortized cost 3,200,751 1 3,171,002 1 Financial assets at fair value through other comprehensive income 100,985 100,985 107,644 107,644 Other financial assets Financial assets measured at amortized cost 107,128 1 110,465 1 Financial assets at fair value through profit or loss 369,557 369,557 344,938 344,938 Financial assets at fair value through other comprehensive income 2,935,218 2,935,218 2,139,753 2,139,753 Derivative financial assets for hedging purpose 523,142 523,142 312,333 312,333 Total ₩ 8,447,142 7,772,056 Financial liabilities Trade and other payables ₩ 4,162,042 1 4,328,561 1 Borrowings 7,004,664 6,848,227 7,068,705 6,018,495 Other financial liabilities Financial liabilities at fair value through profit or loss 10,359 10,359 10,359 10,359 Derivative financial liabilities for hedging purpose 1,981 1,981 13,862 13,862 Total ₩ 11,179,046 11,421,487 1 The Company did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 48 (2) Fair Value Hierarchy Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:  Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.  Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.  Level 3: The unobservable inputs for the asset or liability. Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 Level 1 Level 2 Level 3 Total Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ - 100,985 - 100,985 Other financial assets Financial assets at fair value through profit or loss - - 369,557 369,557 Financial assets at fair value through other comprehensive income 2,837,578 - 97,640 2,935,218 Derivative financial assets for hedging - 523,142 - 523,142 Total ₩ 2,837,578 624,127 467,197 3,928,902 Liabilities Borrowings ₩ - 6,848,227 - 6,848,227 Other financial liabilities Financial liabilities at fair value through profit or loss - - 10,359 10,359 Derivative financial liabilities for hedging purpose - 1,981 - 1,981 Total ₩ - 6,850,208 10,359 6,860,567

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 49 (in millions of Korean won) December 31, 2025 Level 1 Level 2 Level 3 Total Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ - 107,644 - 107,644 Other financial assets Financial assets at fair value through profit or loss - - 344,938 344,938 Financial assets at fair value through other comprehensive income 2,043,513 - 96,240 2,139,753 Derivative financial assets for hedging - 312,333 - 312,333 Total ₩ 2,043,513 419,977 441,178 2,904,668 Liabilities Borrowings ₩ - 6,018,495 - 6,018,495 Other financial liabilities Financial liabilities at fair value through profit or loss - - 10,359 10,359 Derivative financial liabilities for hedging - 13,862 - 13,862 Total ₩ - 6,032,357 10,359 6,042,716

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 50 (3) Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements 1) Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements. There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements. 2) Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements. Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the six-month periods ended June 30, 2026 and 2025 are as follows: (in millions of Korean won) 2026 Financial assets Financial liabilities Financial assets at FVTPL Financial assets at FVOCI Financial liabilities at FVTPL Beginning balance ₩ 344,938 96,240 10,359 Acquisition 5,627 1,400 - Disposal (4,572) - - Amount recognized in profit or loss 23,564 - - Ending balance ₩ 369,557 97,640 10,359 (In millions of Korean won) 2025 Financial assets Financial liabilities Financial assets at FVTPL Financial assets at FVOCI Financial liabilities at FVTPL Beginning balance ₩ 456,224 141,015 28 Acquisition 5,411 - - Transfer (105) 145 - Disposal (5,353) (145) - Amount recognized in profit or loss (27,474) - - Ending balance ₩ 428,703 141,015 28

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 51 (4) Valuation Techniques Valuation techniques and inputs used in the recurring and fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 Fair value Level Valuation techniques Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ 100,985 2 DCF Model Other financial assets Financial assets at fair value through profit or loss 369,557 3 DCF Model, Adjusted Net Asset Model, Market Approach, Binomial Option Pricing Model, T-F Model Financial assets at fair value through other comprehensive income 97,640 3 DCF Model, Backsolve Model, T-F Model Derivative financial assets for hedging 523,142 2 DCF Model Liabilities Borrowings ₩ 6,848,227 2 DCF Model Other financial liabilities Financial liabilities at fair value through profit or loss 10,359 3 Binomial Option Pricing Model Derivative financial liabilities for hedging 1,981 2 DCF Model

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 52 (in millions of Korean won) December 31, 2025 Fair value Level Valuation techniques Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ 107,644 2 DCF Model Other financial assets Financial assets at fair value through profit or loss 344,938 3 DCF Model, Adjusted Net Asset Model, Backsolve Model, Binomial Option Pricing Model, T-F Model Financial assets at fair value through other comprehensive income 96,240 3 DCF Model, Backsolve Model, T-F Model Derivative financial assets for hedging 312,333 2 DCF Model Liabilities Borrowings ₩ 6,018,495 2 DCF Model Other financial liabilities Financial liabilities at fair value through profit or loss 10,359 3 Binomial Option Pricing Model Derivative financial liabilities for hedging 13,862 2 DCF Model (5) Valuation Processes for Fair Value Measurements Categorized Within Level 3 The Company engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 53 29. Events After the Reporting Period (1) The Company issued a debenture after the end of the reporting period, and the details are as follows. (In thousands of foreign currencies) Type Issue date Foreign currency Annual interest rates Maturity 2026 Global July 13, 2026 USD 500,000 4.625% Jan 13, 2030 (2) The Company decided on a quarterly dividend at the Board of Directors dated July 14, 2026, and the details are as follows. Type Details Dividend per share ₩ 600 (Total dividend: ₩ 142,579 million) Dividend yield 1.09% Dividend report date Jul 29, 2026 Dividend pay date Aug 13, 2026 (3) After the reporting date, the Personal Information Protection Commission imposed an administrative fine on the Company in connection with a personal data breach and unauthorized small-amount payment transactions. As this event provides evidence of conditions that existed as of June 30, 2026, the related impact has been reflected in these interim financial statements.